SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               AMENDMENT NO. 35
                                      TO
                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934

                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:

                              Arthur E. Cirulnick
                             Tucker, Flyer & Lewis
                           a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600

                                September 20, 1996
                     (Date of Event which Requires Filing
                              of this Statement)









Check the following box if a fee is being paid with this
Statement:                                                 [ ]



CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                        [ ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     1,000,000 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              1,000,000

11.    Aggregate Amount Beneficially Owned by Each Reporting

       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes

       Certain Shares                                       [ ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO


CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                        [ ]


6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting

       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes

       Certain Shares                                       [ ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO
CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                        [ ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes

       Certain Shares                                       [ ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO


     This Amendment No. 35 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other
Consideration.

     Item 3 is hereby amended and supplemented by adding thereto the following:

      Pursuant to the September 20 Exercise Letter (as defined below), the funds for the transaction discussed therein will be obtained by Communications from Atlantic Video pursuant to the Communications/AVI Promissory Note and the Restated Security Agreement. The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications would be obtained by Atlantic Video as proceeds of a loan from One-Up, which would obtain those funds as proceeds of a loan from UCI.


Item 4.     Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by incorporating herein the information set forth under Item 6 in this Amendment

No. 35.


Item 5.   Interest in Securities of the Issuer.

     Items 5 (a) and (b) are hereby amended by deleting the

information set forth thereunder and by adding in lieu thereof the following:

          (a)-(b) The following table sets forth information with respect to the shares of the Common Stock beneficially owned by the Reporting Persons as of the close of business on September
20, 1996:

Name             Aggregate Number    Percentage       Sole Power
                 of Shares           of Class <F1>    to Vote or
                 Beneficially                         or Direct
                 Owned                                Vote

Concept          14,645,432<F2>      70.6%           13,645,432
Communications   14,645,432<F2>      70.6%            1,000,000
Capital          14,645,432<F2>      70.6%                    0



Name            Shared Power        Sole Power      Shared Power
                to Vote or          to Dispose      to Dispose or
                Direct Vote         or Direct       or Direct
                                    Disposition     Disposition

Concept          1,000,000           13,645,432     1,000,000
Communications   13,645,432           1,000,000    13,645,432
Capital          14,645,432<F2>               0    14,645,432<F2>

<F1>             Computed on the basis of 20,739,376 shares of
the Common Stock outstanding (20,274,371 shares of the Common Stock reported to be outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1996 and assuming the conversion of the Preferred Stock owned by Concept and the exercise of the Tiger Warrant by Concept).

<F2>             Includes 14,180,427 shares of the Common Stock
and 2,500 shares of the Preferred Stock (each share convertible into 100 shares of the Common Stock) owned by Concept, and 215,005 shares of the Common Stock that may be acquired by Concept pursuant to the Tiger Warrant.

       None of Ms. Spurgin and Messrs. Joo, Hugel, Gogan,
Seubert, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt beneficially owns shares of the Common Stock or the Preferred
Stock.


Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by adding thereto the following:

Purchase of Allied Shares

     On September 20, 1996 Concept delivered a letter (the "September 20 Exercise Letter") to Allied advising Allied that Concept is exercising its option pursuant to the Allied Option Agreement to purchase 1,000,000 shares of Common Stock of the Issuer at the purchase price of $0.90 per share.

     Communications and Concept have further agreed that Concept will assign to Communications its obligation to purchase the shares exercised pursuant to the September 20 Exercise Letter. Communications and Allied have agreed that the closing for the purchase of shares pursuant to the exercise of the option described by the September 20 Exercise Letter is scheduled to occur in approximately two to three weeks.

     The foregoing description of the September 20th Exercise
Letter is qualified in its entirety by the text of the September
20 Exercise Letter, which is attached hereto as Exhibits 35.1 and is incorporated herein by reference.


Item 7.     Items to be Filed as Exhibits

Exhibit   Description

35.1      Letter from Concept Communications, Inc. to Allied
          Cellular Systems Inc. dated September 20, 1996


SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 9, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  Werner Seubert
                           By: Werner Seubert, Vice President


                           CROWN CAPITAL CORPORATION


                           /s/  Werner Seubert
                           By: Werner Seubert, Vice President



                               EXHIBIT INDEX

Exhibit   Description                                  Page

35.1      Letter from Concept Communications, Inc. to
          Allied Cellular Systems Inc. dated September
          20, 1996